Room 4561
via fax (727) 538-7058

February 1, 2008

Mr. Robert M. Dutkowsky
Chief Executive Officer
Tech Data Corporation
5350 Tech Data Drive
Clearwater, Florida 33760

       RE: **Tech Data Corporation**
              Form 10-K for Fiscal Year Ended January 31, 2007
              Filed March 30, 2007
              Definitive Proxy Statement on Schedule 14A
              Filed April 27, 2007
              File No. 000-14625

Dear Mr. Dutkowsky:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief